FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For December 11, 2013

Commission File Number: 001-14624

RBS HOLDINGS N.V.

Gustav Mahlerlaan 350
1082 ME Amsterdam
PO Box 12925
1100 AX Amsterdam
The Netherlands

________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X           Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

RBS Confirms Bostock to resign as Group Finance Director

RBS can confirm that Nathan Bostock has informed the Board of his intention to resign from his role as Group Finance Director.

His formal resignation is expected soon, but he will remain in his position to oversee an orderly handover of his responsibilities.

Chairman Philip Hampton said:

"Nathan did a remarkable job as Chief Risk Officer and was integral to the plan which restored safety and soundness to the bank following the 2008 banking crisis. He leaves with the best wishes of the Board."

Chief Executive Ross McEwan added:

"I had the opportunity to work with Nathan through the autumn as we announced the new capital plan for the bank. He is a talented banker who brought a huge amount to our discussions with our regulators and our majority shareholder. While I'll miss working with Nathan, I look forward to competing with him in the UK market as we strive to better the industry for our customers."

Details on arrangements for his successor will be announced in due course.

For further information contact:

Group Media Centre +44 131 523 4205

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RBS HOLDINGS N.V.

Date:	11 December 2013	By:	/s/ C. Visscher
			Name:	C. Visscher
			Title:	Chief Financial Officer